(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING.	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-06523 CUSIP NUMBER 59500W100

For Period Ended: September 28, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Micro Therapeutics, Inc.

Full Name of Registrant

Former Name if Applicable

2 Goodyear

Address of Principal Executive Office (Street and Number)

Irvine, California 92618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

(SEE ATTACHED SUPPLEMENT)

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Harold A. Hurwitz	(949 837-3700
(Name)	(Area Code + Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒  Yes        ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?: ☒  Yes        ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(SEE ATTACHED SUPPLEMENT)

Micro Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2003	By:	/s/ Harold A. Hurwitz

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this Chapter), or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T. (§232.13(b) of this Chapter).

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FORM 12b-25

MICRO THERAPEUTICS, INC.

(Supplement)

PART III - NARRATIVE

The Quarterly Report on Form 10-QSB for the year ended September 28, 2003, could not be filed within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to finalize its financial data. Specifically, as required by U.S. generally accepted accounting principles, the Registrant is in the process of completing an evaluation of the effects of an October 2003 Dutch court patent decision (which ruled that three European patents held by the University of California and its licensee, Boston Scientific, are valid and that Registrant infringes these patents) on the carrying value of certain of the Registrant’s intangible assets. The purpose of such an evaluation is to determine whether a non-cash charge for impairment of such carrying value will be required.

PART IV - OTHER INFORMATION

Effective January 1, 2003, the Registrant adopted a financial reporting calendar under which each fiscal quarter ends on the Sunday nearest to the end of the applicable calendar quarter, except that the fourth fiscal quarter ends on December 31. In years prior to 2003, fiscal quarters and traditional calendar quarters were identical. Accordingly, the third fiscal quarter in 2003 ended on September 28, 2003, whereas the third fiscal quarter in 2002 ended on September 30, 2002. For convenience, the third fiscal quarters in both 2002 and 2003 are referred to in this report on Form 12b-25 as having ended on September 30 of their respective years.

The Registrant expects to report net sales for three and nine months ended September 30, 2003, of $5.2 million and $15.9 million, respectively, as compared with $3.0 million and $8.9 million in the respective corresponding periods of 2002.

Net loss for the three and nine months ended September 30, 2003 was $6.3 million and $7.1 million, respectively, compared with net loss of $7.1 million and $9.2 million for the respective corresponding periods of 2002. Underlying these results are operating expenses of $9.5 million and $31.0 million for the three and nine months ended September 30, 2003, as compared with $8.7 million and $22.3 million in the respective corresponding periods in 2002. Included in operating expenses in 2002 was a charge of $600,000 in connection with the Registrant’s termination of an agreement with one of its then-distributors.

Also included in the nine-month results of operations for 2003 is a charge of $600,000 representing liquidated damages payable by the Registrant to the investors in a private placement, completed in February 2003, of the Registrant’s common stock, based on the registration of such common stock with the Securities and Exchange Commission in a time frame later than that required by the related securities purchase agreement between the Registrant and the investors. In addition, included in the nine-month results of operations for both 2002 and 2003 are gains resulting from the acquisition by Boston Scientific Corporation of Enteric Medical Technologies, Inc., a company in which the Registrant held an approximate 20% equity interest. The gain recognized for the nine months ended September 30, 2002 was $7.4 million, representing the Registrant’s receipt of its pro rata share of the closing payment in the transaction. The gain recognized for the nine months ended September 30, 2003 was $14.6 million, representing the Registrant’s pro rata share of a first and second contingent payments, received by the Registrant upon the achievement by Enteric of two milestones as defined in its agreement with Boston Scientific.

The financial results discussed herein are contingent upon the completion of the evaluation of the effects of the October 2003 Dutch court patent decision on the carrying value of certain of the Registrant’s intangible assets, as described in Part III above.

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